

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 1, 2013

Via U.S. Mail
Ms. Elizaveta Padaletc
President, Treasurer, Secretary, and Director
Artec Consulting Corp.
Allmandring str. 22d – 31
Stuttgart, Germany 70579

> **Re: Artec Consulting Corp.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed March 26, 2013**
> **File No. 333-186732**

Dear Ms. Padaletc:

   We reviewed the filing and have the comments below.

General

1.   Notwithstanding your response to comment one in our March 18, 2013 letter, we
     continue to believe that you are a shell company. As noted in our prior comment one,
     the definition of a shell company does not turn on management's business experience
     or the company's active pursuit of a business plan, but rather on the nature and size of
     your business operations and assets. Since "you are solely dependent upon the funds
     to be raised in this offering to start [y]our business," and currently have nominal cash
     assets, please revise your disclosure throughout the registration statement to state that
     you are a shell company as defined in Rule 405 of Regulation C under the Securities
     Act.

Registration Statement's Facing Page

2.   Refer to comment four in our March 18, 2013 letter. As noted previously, your
     primary standard industrial classification code number in our EDGAR system is
     5030. Please revise.

Negotiate Agreements with potential wholesale customers, page 18

3.   We note your revised disclosure in response to comment nine in our letter dated
     March 18, 2013. Considering the significant market barriers in pursuing distribution
     arrangements with large chain stores as well as your lack of experience and funding,
     it is not readily apparent why you will initially focus on becoming a distributor to

these established chain stores. In addition, based on the "Marketing" disclosure on page 22, it appears that you intend to initially pursue agreements with "numerous local flooring distributors." Please expand your disclosure to provide investors with better insight into your plans of operation while ensuring consistency among your filing disclosures.

Description of Business, page 21

General, page 21

4. We note your revised disclosure in response to comment 11 in our letter dated March 18, 2013. Please revise your disclosure to provide the basis upon which you claim the qualities of your product, such as "its hardness, ware resistance" and its versatile application. In addition, please remove the reference to the third party's website since the hyperlinked information would become a part of the prospectus, which must be filed as part of the prospectus in the effective registration statement and will be subject to liability under Section 11 of the Securities Act. Please refer to our Use of Electronic Media, Interpretive Release No. 33–7856, April 28, 2000 for guidance regarding the use of hyperlinks in your prospectus.

Directors, Executive Officers, Promoter and Control Persons, page 26

5. Refer to comment 14 in our March 18, 2013 letter. Please provide the full names of the companies for which Ms. Elizaveta Padaletc provided consulting services in the last five years. Further enhance the disclosure regarding her business experience by identifying the nature of the responsibilities undertaken by her in providing consulting services to these specific companies. Refer to Item 401(e)(1) of Regulation S-K.

Regulation M, page 29

6. We note the revised disclosure in response to comment 18 in our March 18, 2013 letter. Since this is a primary offering by the company and not a secondary offering by a selling security holder, please delete the references to the selling security holder throughout your disclosure here, and clearly identify the nature of this offering as self-underwritten.

Exhibit 23.1

7. Please include a currently dated auditor's consent with your next amendment.

Ms. Elizaveta Padaletc
Artec Consulting Corp.
April 1, 2013
Page 3

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director

<u>Via E-mail</u>
cc: Scott D. Olson, Esq.
    274 Broadway
    Costa Mesa, CA 92627